


Ben Howard · 3rd

 **KinectAir**

Co-founder & Chief Technology Officer at KinectAir

Portland, Oregon · 465 connections · **Contact info**

Open to job opportunities
Vice President Of Engineering, Director, Vice President and Chief Technology Officer roles
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Featured



An article I wrote for #kinectair on how #machinelearning #innovation can improve air travel #sustainbility in a post #covid19 world.

AI - KinectAir
kinectair.com

 16 · 1 Comment

Experience

 **Co-founder & Chief Technology Officer**
KinectAir · Full-time

Dec 2019 – Present · 6 mos
Portland, Oregon Area

I joined KinectAir to introduce air mobility to a new aspirational demographic by removing
current barriers through the use of software technology. To democratize on-demand flight, the
industry needs firm, upfront pricing and instant, in your hand booking. KinectAir will start by
using a mobile-first strategy to meet customers where ever they are and provide frictionless
access to open-ended travel with aviation standard safety. Then, to run a profitable company
while providing this service at an economical price, KinectAir will be backed by AI-powered
dispatch. Deep Learning and Monte Carlo modeling will allow KinectAir's AI to optimize routing
gracefully handle itinerary changes, and provide customers with instant prices. The ...see mor



KinectAir



Technology Consultant

GLG (Gerson Lehrman Group)
Mar 2015 – Present · 5 yrs 3 mos
Portland, Oregon Area

I work with clients interested in precision agriculture, cloud compute, drones and other
technology by giving them an industry perspective that can quickly help them make decisions.
Many clients are investors looking for the next big thing while others are manufactures who
want to deliver next generation products.



Vice President Of Engineering

Resson · Full-time
Jan 2017 – Dec 2019 · 3 yrs
San Francisco Bay Area

I lead Resson's engineering teams that use robotics and machine learning to create world class
AI analytics products for precision agriculture. Because people are important to me, I work har
to create an environment where our company can benefit from the success of our engineers. T
start, we need clear, achievable requirements for the engineering team so that the w ...see mor



Remote PVY detection



Chief Technology Officer / Co-founder

HoneyComb Corporation
Feb 2012 – Sep 2016 · 4 yrs 8 mos
Portland, Oregon Area

I was responsible for the successful, high performance hardware and software teams at
HoneyComb. Over the past 4 years I have worked with these teams to develop a class leading
fixed wing autonomous UAS.

...see mor



Graphics Software Engineer
Intel Corporation
Jun 2011 – May 2013 · 2 yrs

I worked in VPG and communicated with other teams to get access to the latest CPU hardware and driver builds. I designed and implemented a benchmark application that tested different parts of the CPU and the Intel integrated GPU against an Nvidia graphics card using C and OpenCL. High load algorithms were run on different compute architectures ranging ...see mor

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Education



Oregon Institute of Technology
Bachelor of Science (BS), Computer Software Engineering
2003 – 2011
Activities and Societies: Cross Country, Rugby

OIT is a very skilled environment focused on learning. We received a first class software engineering education from professors with years of practical industry experience for which I am very thankful.

Molalla Union High School
1999 – 2003
Activities and Societies: Cross Country, Track, Soccer

Volunteer Experience

Volunteer
Choshen Farm
2009 · less than a year
Education

Worked with US and local volunteers to build and stock a community library as well as provide farming and small business expertise in Fimpulu, Zambia



Volunteer
International Aid Services (IAS)
2008 · less than a year

Disaster and Humanitarian Relief

Worked with medical volunteers from the US and Kenya to construct a permanent hospital building in Nyinbuli Sudan.



Volunteer

Emmaus Foundation Uganda
2001 • less than a year
Children

I spent the summer in Uganda working with school children on community projects.

Skills & Endorsements

Leadership · 4

Menelaos Kotsollaris and 3 connections have given endorsements for this skill

Management · 2

Menelaos Kotsollaris and 1 connection have given endorsements for this skill

Software Engineering · 17

 Endorsed by **Jeff Sherwin, who is highly skilled at this**

 Endorsed by **2 of Ben's colleagues at Intel Corporation**

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